MORSE, ZELNICK, ROSE & LANDER

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

December 22, 2009

WRITER’S DIRECT LINE
(212) 838-8269

Ms. Peggy Fisher, Esq.

Assistant Director

Division of Corporate Finance

Mail Stop 3030

Securities and Exchange Commission

Washington. D.C. 20549

Re:	BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.) Amendment No. 6 to Registration Statement on Form S-1 Filed December 22, 2009 File No. 333-162345

Dear Ms. Fisher:

On behalf of BioCurex Inc. (the “Company”), we submit this response to your letter dated December 18, 2009. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 6 to the above-referenced Registration Statement.

Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

2009 Management Options, Page 51

1.

We note from your revisions here in response to prior comment 4 that the exercise price of the options you intend to grant will be equal to the “fair market value” of a share of your common stock on the date of the grant. Given your response to prior comment 8 in our letter to you dated October 30, 2009 and disclosure regarding the offering price of the units relative to the last sales price of your common stock, it appears that the “fair market value” and exercise prices you mention will be below the market price of your common stock. If so, please revise to state so directly.

The disclosure on page 51 has been revised. It now reads that the exercise price of the management options will be equal to the greater of (i) the closing market price of a share of the Company’s common stock on the date of grant or (ii) the unit offering price divided by the number of shares in a unit. The disclosure on page 6 has been revised accordingly as well.

December 22, 2009

Exhibit 23.1

2.	Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

An updated consent has been filed with Amendment No. 6. The revised consent refers to Amendment No. 6 and is dated today.

Very truly yours,

Morse, Zelnick, Rose & Lander, LLP

By:      /s/ Joel J. Goldschmidt

Joel J. Goldschmidt

cc: Mr. Geoffrey Kruczek, Esq. (703-813-6985)